Trio Petroleum Corp.

4115 Blackhawk Plaza Circle, Suite 100

Danville, CA 94506

April 12, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Trio Petroleum Corp. (CIK 0001898766)
Registration Statement No. 333-267380 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Trio Petroleum Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on April 17, 2023 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Richard Bass at (212) 547-5476. The Company hereby authorizes Mr. Bass to orally modify or withdraw this request for acceleration.

Very truly yours,

Trio Petroleum Corp.

By:	/s/ Frank C. Ingriselli
Frank C. Ingriselli Chief Executive Officer